FEDER KASZOVITZ LLP
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Telefax: 212-888-7776                                                                     Telephone: 212-888-8200                                                                           Writer's Ext.: 5413

March 28, 2016

VIA EDGAR AND EMAIL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Emily C. Drazan, Esq.

Re:	Titan Computer Services, Inc. (the “Company”) Registration Statement on Form S-1 Filed January 19, 2016 File No. 333-209051

Dear Ms. Drazan:

We write on behalf of the Company in response to the questions and comments contained in the Commission’s letter to the Company dated February 12, 2016 regarding its review of the above-referenced Registration Statement.

We have prepared our responses based upon the order of the comments set forth in the Commission’s letter.

 General

1.      Please revise your signature page to identify your principal executive officer, principal financial officer, and controller or principal accounting officer. Please refer to Instruction 1 to Signatures on Form S-1.

Response:  We will make the requested revision in Amendment No. 1 to the Registration Statement.

2.      We note that you are registering a total of 16,523,865 shares for sale by the selling stockholders. We also note that according to your beneficial ownership disclosure you had 31,224,065 shares outstanding of which at least 25,024,406 shares were owned by affiliates. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, relationship of certain selling stockholders to the company and the fact there is currently no market for your common shares, it appears that the selling stockholders may be acting as a conduit for the company in an indirect primary offering. Please provide a detailed legal analysis regarding why this offering should not be considered an indirect primary offering. Your response should provide an analysis of each of the factors material to this determination, taking into consideration each of the factors identified in in Securities Act Forms Compliance and Disclosure Interpretations 214.02, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml, as well as any other factors you deem relevant. Please also address the reasons for issuing shares for disparate consideration from March through June 2015, as disclosed under “Item 15. Recent Sales of Unregistered Securities” on page II-1.

Response:  We have reviewed Compliance and Disclosure Interpretations 214.02 (the “CDI”) and we do not believe that under the indicia discussed therein that this offering is an indirect primary offering for the following reasons.  The CDI identifies the following factors as indicia to be considered: (i) how long the selling shareholders have held the shares, (ii) the circumstances under which they received them, (iii) their relationship to the issuer, (iv) the amount of shares involved, (v) whether the sellers are in the business of underwriting securities, and (vi) whether under all of the circumstances it appears that the seller is acting as a conduit for the issuer.

Securities and Exchange Commission
March 28, 2016

The CDI acknowledges that the analysis to determine if an offering is truly a secondary offering or an indirect primary offering is essentially factually based and we believe that the facts of this offering support that this offering is a secondary offering for the following reasons:

1.  The majority of the selling shareholders acquired their shares in March and April of 2015 which means that they will have held their shares almost a full 12 months by the anticipated date that the registration statement will be declared effective and the balance of the shares (representing less than 10% of the offering) will have been held for at least 10 months.  Such extended holding periods are not indicative that this is an indirect primary offering and that the selling shareholders are acting as underwriters.  In fact, the Preliminary Note to Rule144 stands for the principle that holding periods of greater than 6 months are inconsistent with being an underwriter and there a strong presumption that such a shareholder is not an underwriter.

2.  All of the shares were sold in private placements.

3.  While it is true that over 50% of the Company’s outstanding stock is held by Affiliates, the overwhelming majority of that stock (47.1%) is held by one individual and none of those shares are included in this offering.  This offering includes the shares of only one affiliate representing only 3.5% of the outstanding stock.

4.  The amount of shares included in the offering represents less than 53% of the outstanding shares.

5.  None of the selling shareholders are in the business of underwriting securities.

6.  Under the facts of this offering, we believe that the majority of the indicia support the conclusion that the offering is truly a secondary offering.  We note in particular that the comment appears to assume that all shareholders owning 5-10% of the Company’s shares are “Affiliates” but as consistently defined in the Securities Law and Regulations, an affiliate depends upon control and except for Messrs. Edelman and Rosenfield, none of the other 5-10% beneficial owners have any control over the Company, and, accordingly, are not affiliates.  We also wish to reiterate that less than 4% of the Company shares held by affiliates are included in the offering.

With respect to the sale of shares at disparate prices, we direct you to the response to Comment # 5 which identifies the three groups of sales.  The initial sales were made essentially as founders sales to raise some initial seed capital to determine the feasibility of trying to implement a business concept and at such time the Company had no assets or business operations of any kind and accordingly any investment was at very high risk so the sale price per share was deemed reasonable and fair.  The second sale was to Rosenweiss and was entered into simultaneous with the Company’s acquisition of the GreenTree software.  At that time it was determined that the Company had more value due to its right to acquire the GreenTree software so the sale price per share was higher than the initial sales.  Inasmuch as the Company desperately needed the funds in order to acquire the GreenTree software and the entire business venture was still speculative, the sale price per share was deemed fair and reasonable and the negotiations were conducted at arm’s length as Rosenweiss had no prior affiliation with the Company.  The third group of sales were conducted after the Company acquired the GreenTree software and its development had commenced so it was determined that the Company was more valuable and the investment risk lower so the sale price per share was significantly higher at that time.

Prospectus Cover Page

3.      Please revise your prospectus cover page to provide the offering price for the securities being registered. You may wish to refer to Item 501 of Regulation S-K.

Response:  We have been advised that the Company has filed an application with FINRA to have its securities listed for quotation on the OTC and it is anticipated that such approval will be received on or prior to the date the registration Statement is declared effective.  Accordingly, there is no fixed market price as sales will be made into the open market.  Furthermore, inasmuch as this is a secondary offering with all sales made by, and proceeds from such sales inuring to, the selling shareholders, there are no underwriter’s discounts or commissions or net proceeds to the Company.  The Company has not been advised that any selling shareholder intends to use an underwriter to sell its shares.  Amendment No. 1 to the Registration Statement will be revised to provide the additional information discussed above.

Securities and Exchange Commission
March 28, 2016

Risk Factors, page 2

4.      We note your statement on page 15 that Mr. Steven Edelman is the Chief Executive Officer of a competitor and that you also consider GreenTree to be a competitor. Please add a risk factor discussing that one of the company’s directors and a major shareholder compete against the business.

Response:  Amendment No. 1 to the Registration Statement is revised to add an additional risk factor making the requested disclosure.

Selling Stockholders, page 7

5.      Please disclose how and when the selling shareholders received their shares.

Response:  All of the shares were sold in private placements pursuant to exemption from registration contained in Section 4(2) of the Securities Act of 1933, without use of any public advertising.

•	In March and April 2015, the Company closed on the sale of an aggregate of 13,000,000 shares of common stock at a purchase price of $0.001 per share for aggregate proceeds of $13,000.
•	On April 27, 2015, the Company closed on the sale of an aggregate of 3,000,000 shares of common stock at a purchase price of $0.023 per share for aggregate proceeds of $70,000 to Rosenweiss.
•	In May and June 2015, the Company closed on the sale of an aggregate of 101,459 shares of common stock at a purchase price of $0.35 per share, for aggregate gross proceeds of $35,511.

Description of Business, page 13
GreenTree Magic Software, page 13

6.      We note your disclosure that the GreenTree Magic software will provide companies with detailed information regarding IT professionals. Although we note your statement that your team of researchers scan the internet for additional data on companies and IT personal and that a discount is provided for businesses that assist in updating information, please expand your disclosure to clarify the source of the information included in the database and what party is entering it into the software.

Response:  Amendment No. 1 to the Registration Statement is revised to add the additional requested disclosures.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17
Results of Operations, page 18

7.      Please include a discussion of cost of services in your results of operations analysis.

Response:  Amendment No. 1 to the Registration Statement is revised to add the additional requested disclosures.

Available Information, page 23

8.      Please tell us whether you plan to register your class of common stock under Section 12 of the Exchange Act, such as by filing a Form 8-A registration statement, before the effective date of your Securities Act Form S-1 registration statement. If not, we note that you currently have 78 shareholders or record, and given the size of your proposed offering, it appears likely that you will have less than 300 record holders following the completion of the offering. Under Section 15(d) of the Exchange Act, your periodic reporting obligations under Section 13(a) will be automatically suspended if you have less than 300 holders of record for the fiscal year after the year of effectiveness. Please add a risk factor that informs stockholders of the possibility that your Section 15(d) reporting obligations may be suspended due to a limited number of record holders, as well as the resultant risks in that event. In addition, please add a risk factor and revise the disclosure under “Available Information” to discuss the inapplicability of the following regulations to Section 15(d) reporting companies: the proxy rules under Section 14 of the Exchange Act, the short-swing profit rules under Section 16 of the Exchange Act, the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act and the majority of the tender offer regulations.

Securities and Exchange Commission
March 28, 2016

Response:  On or prior to the effective date of the Registration Statement, the Company intends to file a Form 8-A Registration Statement to register its class of common stock under Section 12 of the Exchange Act.

Financial Statements
Revenue Recognition, page F-7

9.      Please expand your revenue recognition disclosure to provide greater insight regarding specific timing and judgments made as it relates to your revenue generating activities.

Response:  Amendment No. 1 to the Registration Statement is revised to add the additional requested disclosures as follows:

Revenue Recognition:

The Company recognizes revenue in accordance with ASC 605 Revenue Recognition  (“ASC 605”).  Revenue is recognized when all of the following four criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services rendered, (3) the fee is fixed and determinable and (4) collectability is reasonably assured.  Determining whether and when some of these criteria have been satisfied often involves assumptions and judgments that can have a significant impact on the timing and amount of revenue we report.

The Company charges our users a fee for non-exclusive access to its web site that contains proprietary databases. The fee allows access to the web site for a one-year period. After the customer is provided with an identification number and trained in the use of the database, there are no incremental costs that will be incurred in serving this customer. The Company recognizes these charges over the life of the agreement.

3 — Software Rights, page F-19
Green Tree Magic Software Agreement, page F-20

10. We note your statement that the purchase price of the Green Tree software was determined "based on total software development costs incurred by Green Tree of $137,053 multiplied by the Company’s 49% interest in the software (software rights)." We also note your disclosure on page F-20 that, “Concurrent with the closing of the software purchase, Rosenweiss purchased 3,000,000 shares of the Company’s common stock, representing 10% of our issued and outstanding shares of common stock, for a purchase price of $0.023 per share, for aggregate gross proceeds of $70,000.” In this regard, tell us how you applied guidance in ASC 805-50-30-1 through 2 and other relevant accounting literature or interpretations in determining the appropriate method for recording the amount of the purchase price of your interest in the software. In your response please address the following:

•
Discuss the impact of the resulting change in ownership and the board of directors, the approval rights given to Rosenweiss and any all other relevant factors on your analysis of the accounting treatment.

•	Explain the relationship of Rosenweiss Capital to Green Tree and the registrant, if any, prior to the transaction.
•	Clarify whether Rosenweiss Capital received any monetary or non-monetary consideration in the transaction.

Response:  On April 27, 2015, the Company issued 14,700,000 shares of its common stock valued at $13,156 (valued at $.001 per share) and $54,000 in cash to Green Tree for its 49% interest in Green Tree’s software. Green Tree, upon receiving its shares became a 49.495% shareholder of the Company.  Mr. Steve Edelman is also the principal shareholder and a director of both Green Tree and the Company.

As there is no physical substance to these software rights, we concluded classification as an intangible asset was appropriate in accordance with FASB ASC 350-30-20, which defines an intangible asset as an asset that 'lacks physical substance', and FASB ASC 805-50-30-1 and 30-2, which require asset acquisitions to initially be measured by reference to the amount of consideration paid.

Securities and Exchange Commission
March 28, 2016

ASC 805-50-30-1 through 3 states that Assets are recognized based on their cost to the acquiring entity. The measurement of the assets is based on either the cost which shall be measured based on the fair value of the consideration given or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable. The GreenTree software was still in development at the time of the transaction and therefore the fair market value of the software was not clearly evident or could not be reliably measured at the time of this transaction. The fair value of the consideration given, including stock transferred to obtain the software rights and cash paid, was a better indicator thus more reliably measurable than the assets (or net assets) acquired. Based on the substance of the transaction, the share price of $.001 for the March and April 2015 stock transactions for the founders shares was used instead of the price paid by Rosenweiss on April 27, 2015 at $0.023 per share. Green Tree, upon receiving its shares for the software rights became a 49.495% shareholder of the Company, so these shares are more closely related to the valuation of the founder shares at $0.001 per share, as the Company was incorporated with this software rights transaction being contemplated at the time of incorporation.  Also, as indicated in the response to #2 above, Rosenweiss only agreed to invest in the Company after it purchased the software, but before then there was no interest because the Company had no real value.

The following stock transactions occurred around the time of the acquisition of the software rights. As can be seen, the price per share varied significantly for each stock transaction following the Company’s acquisition of the software , therefore the stock price for the stock sold to Rosenweiss and later sales of stock were not taken into account when valuing the shares transferred to Green Tree and Edelman to obtain these software rights. Stock was also sold in March 2015 and April 2015, prior to the time of the acquisition of the software rights from Green Tree, for $0.001 per share.

•
In March and April 2015, the Company closed on the sale of an aggregate of 13,000,000 shares of common stock at a purchase price of $0.001 per share for aggregate proceeds of $13,000 in a private offering – founder shares.

•
On April 27, 2015, the Company closed on the sale of an aggregate of 3,000,000 shares of common stock at a purchase price of $0.023 per share for aggregate proceeds of $70,000 to Rosenweiss relating to the Green Tree Magic Software Agreement.

•	In May and June 2015, we closed on the sale of an aggregate of 101,459 shares of common stock at a purchase price of $0.35 per share, for aggregate gross proceeds of $35,511.

Accordingly, ASC 350-30-35-15 and ASC 350-30-35-16 state that on a go forward basis we shall, during each reporting period, evaluate whether the acquired software rights continue to have an indefinite useful life. If at some future point we determine that the acquired software rights assets no longer have an indefinite useful life, the assets shall be tested for impairment in accordance with paragraphs 350-30-35-18 through 350-35-19. The intangible assets shall then be amortized prospectively over its estimated remaining useful life and accounted for in the same manner as other intangible assets that are subject to amortization.

Exhibit 5.1

11. Please have counsel revise its opinion to address the legality of all the securities being registered. Counsel’s opinion currently refers to the offering of 13,101,459 shares of common stock; however, the company is registering 16,523,865 shares.

Response:  Amendment No. 1 to the Registration Statement is revised to provide a revised Exhibit 5.1.

We hope that the foregoing has been helpful in answering the questions contained in your letter.  Of course, if you have any further comments or require any further information please do not hesitate to call me at 212-888-8200 ext 5413.

Very truly yours,

/s/ IRVING ROTHSTEIN

Irving Rothstein